Exhibit 1.1

PRESS RELEASE

Magic Reports Record-Breaking Third Quarter 2016 Revenues

Operational cash flow for the first nine months of 2016 totaled $18.4 million

Or Yehuda, Israel, November 10, 2016 – Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today its financial results for the third quarter and first nine months of 2016.

Financial Highlights for the Third Quarter Ended September 30, 2016

•	Revenues for the third quarter increased 20% to $54.5 million compared to $45.3 million in the same period last year.

•	Operating income for the third quarter increased 13% to $6.0 million from $5.3 million in the same period last year. Non-GAAP operating income for the third quarter increased 17% to $7.7 million compared to $6.6 million the same period last year.

•	Net income attributable to Magic's shareholders for the third quarter decreased 4% to $4.0 million, or $0.09 per fully diluted share, compared to $4.2 million, or $0.09 per fully diluted share in the same period last year. Non-GAAP net income attributable to Magic's shareholders for the third quarter decreased 7% to $5.3 million, or $0.12 per fully diluted share, compared to $5.7 million, or $0.13 per fully diluted share, in the same period last year.

Financial Highlights for the Nine-Month Period Ended September 30, 2016

•	Revenues for the first nine months of 2016 increased 14% to $146.5 million compared to $128.2 million in the same period last year.

•	Operating income for the first nine months of 2016 remained constant at $16.5 million compared to the same period last year. Non-GAAP operating income for the first nine months of 2016 increased 6% to $20.9 million compared to $19.8 million in the same period last year.

•	Net income attributable to Magic's shareholders for the first nine months of 2016 decreased 6% to $11.8 million, or $0.27 per fully diluted share, from $12.5 million, or $0.28 per fully diluted share, in the same period last year. Non-GAAP net income attributable to Magic's shareholders for the first nine months of 2016 decreased 5% to $15.3 million, or $0.34 per fully diluted share, compared to $16.1 million, or $0.36 per fully diluted share, in the same period last year.

•	Operational cash flow for first nine months of 2016 amounted to $18.4 million.

•	Total net cash, cash equivalents, short-term bank deposits and available-for-sale marketable securities as of September 30, 2016, amounted to approximately $60.8 million.

Guy Bernstein, Chief Executive Officer of Magic Software Enterprises, said:

“Our record-breaking top-line Q3 results demonstrate the successful execution of Magic’s two-pronged strategy to grow our business both organically and through acquisitions. The growth of our existing activities show that we are providing the software and services that enterprises need to succeed in today’s digital world.”

“We are accelerating our efforts to enhance our portfolio with improved or additional products and services that appeal to our enterprise customers and bring profitability to our business.”

Conference Call Details

Magic’s management will host a conference call today, November 10, at 10:00 am Eastern Standard Time (7:00 am Pacific Standard Time, 17:00 Israel Standard Time) to review and discuss Magic’s results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, call the international dial-in number.

NORTH AMERICA: +1-888-668-9141

UK: 0-800-917-5108

ISRAEL: 03-918-0609

ALL OTHERS: +972-3-918-0609

For those unable to join the live call, a replay of the call will be available for at least 3 months, under the investor relations section of Magic’s website, www.magicsoftware.com.

Non-GAAP Financial Measures

This press release contains the following non-GAAP financial measures: Non-GAAP gross profit, Non-GAAP operating income, Non-GAAP net income attributed to Magic’s shareholders and Non-GAAP basic and diluted earnings per share.

Magic believes that these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Magic's financial condition and results of operations. Magic's management uses these non-GAAP measures to compare the Company's performance to that of prior periods for trend analyses, for purposes of determining executive and senior management incentive compensation and for budgeting and planning purposes. These measures are used in financial reports prepared for management and in quarterly financial reports presented to the Company's board of directors. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company's financial measures with other software companies, many of which present similar non-GAAP financial measures to investors.

Management of the Company does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses and income that are required by GAAP to be recorded in the Company's financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgment by management about which expenses and income are excluded or included in determining these non-GAAP financial measures. In order to compensate for these limitations, management presents non-GAAP financial measures in connection with GAAP results. Magic urges investors to review the reconciliation of its non-GAAP financial measures to the comparable GAAP financial measures, which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company's business.

Non-GAAP measures used in this press release are included in the financial tables of this release. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets and other related costs;

•	In-process research and development capitalization and amortization;

•	Equity-based compensation expense;

•	The related tax, non-controlling interests and redeemable non-controlling interests effects of the above items.

Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures used in this press release are included in the financial tables of this release.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ and TASE: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in our Annual Report on Form 20-F for the year ended December 31, 2015 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Magic is a registered trademark of Magic Software Enterprises Ltd. All other product and company names mentioned herein are for identification purposes only and are the property of, and might be trademarks of, their respective owners.

Press Contact:

Stephanie Myara, PR Manager

Magic Software Enterprises

smyara@magicsoftware.com

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
Revenues	$54,475	$45,333	$146,505	$128,174
Cost of Revenues	35,726	29,846	96,104	82,266
Gross profit	18,749	15,487	50,401	45,908
Research and development, net	1,571	1,449	4,046	3,725
Selling, marketing and general and administrative expenses	11,213	8,746	29,806	25,722
Total operating costs and expenses	12,784	10,195	33,852	29,447
Operating income	5,965	5,292	16,549	16,461
Financial income (expenses), net	(136)	389	101	(589)
Other income, net	-	8	-	8
Income before taxes on income	5,829	5,689	16,650	15,880
Taxes on income	1,044	1,201	3,300	2,531
Net income	$4,785	$4,488	$13,350	$13,349
Change in redeemable non-controlling interests	(706)	(284)	(1,343)	(648)
Net income attributable to non-controlling interests	(74)	(53)	(226)	(181)
Net income attributable to Magic's shareholders	$4,005	$4,151	$11,781	$12,520

Net earnings per share
Basic	$0.09	$0.09	$0.27	$0.28
Diluted	$0.09	$0.09	$0.27	$0.28

Weighted average number of shares used in computing net earnings per share

Basic	44,350	44,256	44,344	44,232
		.
Diluted	44,530	44,457	44,511	44,451

Summary of Non-GAAP Financial Information

U.S. Dollars in thousands (except per share amounts)

	Three months ended				Nine months ended
	September 30,				September 30,
	2016		2015		2016		2015
	Unaudited		Unaudited		Unaudited		Unaudited

Revenues	$54,475	100%	$45,333	100%	$146,505	100%	$128,174	100%
Gross profit	20,099	36.9%	16,687	36.8%	54,257	37.0%	49,499	38.6%
Operating income	7,735	14.2%	6,626	14.6%	20,941	14.3%	19,799	15.4%
Net income attributable to
Magic Software shareholders	5,332	9.8%	5,749	12.7%	15,337	10.5%	16,109	12.6%

Basic earnings per share	$0.12		$0.13		$0.35		$0.36
Diluted earnings per share	$0.12		$0.13		$0.34		$0.36

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

U.S. Dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited		Unaudited

GAAP gross profit	$18,749	$15,487	$50,401	$45,908
Amortization of capitalized software and acquired technology	1,169	1,023	3,277	3,038
Amortization of other intangible assets	178	171	567	527
Stock-based compensation	3	6	12	26
Non-GAAP gross profit	$20,099	$16,687	$54,257	$49,499

GAAP operating income	$5,965	$5,292	$16,549	$16,461
Gross profit adjustments	1,350	1,200	3,856	3,591
Amortization of other intangible assets	1,570	1,078	3,795	2,670
Change in valuation of contingent consideration	-	-	-	22
Capitalization of software development	(1,169)	(982)	(3,377)	(3,054)
Stock-based compensation	19	38	118	109
Non-GAAP operating income	$7,735	$6,626	$20,941	$19,799

GAAP net income attributable to Magic's shareholders	$4,005	$4,151	$11,781	$12,520
Operating income adjustments	1,770	1,334	4,392	3,338
Amortization expenses attributed to redeemable non-controlling interests	(325)	(41)	(583)	(119)
Deferred taxes on the above items	(118)	305	(253)	370
Non-GAAP net income attributable to Magic's shareholders	$5,332	$5,749	$15,337	$16,109

Non-GAAP basic net earnings per share	$0.12	$0.13	$0.35	$0.36
Weighted average number of shares used in computing basic net earnings per share	44,350	44,256	44,344	44,232

Non-GAAP diluted net earnings per share	$0.12	$0.13	$0.34	$0.36
Weighted average number of shares used in computing diluted net earnings per share	44,535	44,458	44,514	44,461

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. Dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$45,933	$62,188
Short-term bank deposits	2,565	2,677
Available-for-sale marketable securities	12,349	11,819
Trade receivables, net	59,916	52,374
Other accounts receivable and prepaid expenses	7,255	6,244
Total current assets	128,018	135,302

LONG-TERM RECEIVABLES:
Severance pay fund	1,883	1,454
Long-term deferred tax assets	2,896	2,823
Other long-term receivables	1,945	1,088
Total long-term receivables	6,724	5,365

PROPERTY AND EQUIPMENT, NET	3,174	2,296
IDENTIFIABLE INTANGIBLE ASSETS AND
GOODWILL, NET	146,196	96,883

TOTAL ASSETS	$284,112	$239,846

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debt	$1,054	$13
Trade payables	6,353	6,331
Accrued expenses and other accounts payable	17,442	17,283
Liabilities due to acquisition activities	7,417	638
Deferred revenues	7,122	4,092
Total current liabilities	39,388	28,357

NON-CURRENT LIABILITIES:
Long-term debt	3,054	3,257
Long-term deferred tax liability	13,502	5,726
Liabilities due to acquisition activities	1,520	1,039
Accrued severance pay	3,005	2,616
Total non-current liabilities	21,081	12,638

REDEEMABLE NON-CONTROLLING INTERESTS	23,986	5,745

EQUITY:
Magic Software Enterprises equity	197,520	191,008
Non-controlling interests	2,137	2,098
Total equity	199,657	193,106

TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND EQUITY	$284,112	$239,846